Ring Energy, Inc.

18 ½ East State Street

Suite 202

Redlands, CA 92373

February 17, 2010

Mark C. Shannon, Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 4628

Washington, D.C. 20549-4628

RE:

Ring Energy, Inc.

Form 10-K for the Fiscal Year Ended September 30, 2009

Filed December 29, 2009

File No. 333-140024

Dear Mr. Shannon,

We appreciate your comments in your letter dated February 3, 2010, to our annual report on Form 10-K for the year ended September 30, 2009 (our “2009 Annual Report”). Mr. Owens, our President, recently had surgery and has asked me to respond to the comments in your letter. We have restated your comments in italics before our response as follows:

Management’s Annual Report on Internal Controls over Financial Reporting, page 11

1.

It does not appear that your management has performed its assessment of internal control over financial reporting as of September 30, 2009. Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management’s assessment of internal control over financial reporting.

If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management’s report on internal control over financial reporting.

In addition, please consider whether management’s failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and revise your disclosure as appropriate.

Management has performed an assessment of internal control over financial reporting as of September 30, 2009; however, our 2009 Annual Report failed to concisely state that fact. We intend to file an amendment to our 2009 Annual Report on Form 10-K and have attached hereto a copy of the intended filing for your reference. This amendment sets forth the assessment performed by management.

Finally, we note that you filed your Principal Executive Officer and Principal Financial Officer certifications under Item 601(b)(31) of Regulation S-K. Please revise these certifications to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-K.

We have revised the Principal Executive Officer and Principal Financial Officer certification as required under Item 601(b)(31) and have included a copy of the revised certification for your reference.

Report of Independent Registered Public Accounting Firm, page F-3

2.

We note your disclosure on page F-9 that “Because the Company has not been able to generate revenue from operations, substantial doubt remains about the Company’s ability to continue as a going concern.” In light of this disclosure, please have your auditor provide us with an assessment to support its conclusion that a going concern explanatory paragraph was not required under AU Section 508.

We have reviewed your comment with our auditor regarding their assessment to support the conclusion that a going concern paragraph was not required and have included with this letter a response from the auditor on this point. A copy of the financial statements with the revisions described in the letter from our auditor is included in the amended 2009 Annual Report.

Mark C. Shannon, Branch Chief

February 17, 2010

In connection with this response, Ring Energy, Inc. (the “Company”) acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you desire to discuss these comments please contact me at at (801) 860-2302. Inasmuch as we do not have a fax machine, if you desire to transmit any information by fax, please direct such correspondence to our new legal counsel, Ronald N. Vance, at (801) 446-8803.

Sincerely,

/s/ Denny W. Nestripke

Denny W. Nestripke, Chairman

Encl.

cc: Ronald N. Vance, Esq.

Haynie &
Company

Certified Public Accountants (a professional corporation)
1785 West Printers Row Salt Lake City, Utah 84119 (801) 972-4800 Fax (801) 972-8941

Audit Committee
RING ENERGY, Inc.
301 9th Street Suite 412
Redlands CA, 92374

In response to the Staff's comment, we advise the Staff that as the auditors of Ring Energy Inc's September 30, 2009 financial statements we performed an assessment on the Company's ability to continue as a going concern. Our assessment included evaluating the cash position of the company at year end, determining the expense burn rate over the projected subsequent twelve month period, and inquiry of key executives. Based on our analysis, we noted that the Company had raised sufficient capital through a private placement offering during 2008 to sustain the operations of the Company beyond 1 year. Net proceeds of the offering were $1.5 million. As of September 30, 2009, the Company had $1.050M in cash remaining which is available to the Company's management to continue operations. Total cash expenditures (which included a joint venture operation in a well and all other costs of operating the company) during 2009 used up less than 25% of the available cash on hand, and if the Company continued with similar joint ventures over the next year the burn rate for cash would be over 3.1. Without any further joint ventures (management had no plans to undertake any new joint ventures or purchases of oil and gas interests), management's estimate of the average expense rate was just over $10k per month, and if business continues as expected based on management's plans and past history the company would not exhaust it's capital reserves in the next twelve months. The equity funding through the private placement offering, the remaining cash balance as of September 30, 2009, and management's plans for the next twelve months were reasonable in our determination of the Company's ability to continue as a going concern as of September 30, 2009.

Based on our audit procedures noted above, the inclusion of the sentence "Because the Company has not been able to generate revenue from operations, substantial doubt remains about the Company's ability to continue as a going concern," should not have been included in the "Business Condition" note to the financial statements, which we communicated to management before the filing of the form 10K.

Haynie & Co

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1

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K/A-1

(Mark One)

 X .

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2009

     .

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to __________

Commission File Number: 333-140024

Ring Energy, Inc.

(Exact name of Registrant as specified in its charter)

NEVADA	90-0406406
State or other jurisdiction of incorporation or organization	I.R.S. Employer Identification No.

18 ½ East State Street, Suite 202, Redlands, CA	92373
(Address of principal executive offices)	(Zip Code)

Issuer’s telephone number, including area code: (909) 798-8394

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes      . No  X .

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act.  X .

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. (1) Yes  X . No      . (2) Yes  X . No      .

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405) is not contained herein, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.       .

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer      .  Accelerated Filer      . Non-Accelerated Filer      . Smaller reporting company  X .

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

     .

As of March 31, 2009, the aggregate market value of the registrant’s common equity held by non-affiliates was approximately $10,344,600 computed by reference to the average bid and asked price of the Common Stock. For the purpose of the foregoing calculation only, all directors and executive officers of the registrant are assumed to be affiliates of the registrant. Such determination should not be deemed an admission that such officers and directors are, in fact, affiliates of the registrant.

At December 23, 2009, there were 3,548,200 shares of the registrant’s Common Stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE None

EXPLANATORY NOTE

The purpose of this Amendment No. 1 is to respond to comments by the staff of the Commission in a letter dated February 3, 2010.

Item 8, FINANCIAL STATEMENTS, has been revised to include clarifications to the notes to our financial statements for the year ended September 30, 2009, which are included after the signature page of this amended report. The “going concern” paragraph previously included in the notes to the financial statements has been removed. In addition, the “Organization” and “Business Condition” paragraphs of Note 1: Organization and Summary of Significant Accounting Policies, of our financial statements have been revised to eliminate the reference to pre-exploration stage and to designate the company as development stage.

Item 9A(T), Controls and Procedures, has been revised include the assessment by management of internal control over financial reporting as of September 30, 2009. In addition the certifications of our Principal Executive Officer and our Principal Financial Officer under Item 601(b)(31) of Regulation S-K have been revised and are included as exhibits to this amended report.

This Amendment No. 1 continues to speak as of the date of the original Form 10-K for the year ended September 30, 2009, and the Company has not updated or amended the disclosures contained in the amended items to reflect events that have occurred since the filing of the original Form 10-K, or modified or updated those disclosures in any way other than as described in the preceding paragraph. Accordingly, this Amendment No. 1 should be read in conjunction with the Company’s filings made with the SEC subsequent to the filing of the original Form 10-K on December 29, 2009.

2

Item 8. Financial Statements

The financial statements required by this item are included immediately following the signature page of this report.

Item 9A(T). Controls and Procedures

Disclosure Controls and Procedures

Our principal executive and financial officer, Robert “Steve” Owens, has concluded, based on his evaluation, as of the end of the period covered by this report, that our disclosure controls and procedures (as defined in Rule 15d-15(e) under the Exchange Act) are (1) effective to ensure that information required to be disclosed by us in reports filed or submitted by us under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission, and (2) designed to ensure that information required to be disclosed by us in such reports is accumulated, organized and communicated to our management, including our principal executive officer and principal financial officer, as appropriated, to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of our company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed our internal control over financial reporting as of September 30, 2009, the end of our fiscal year. Management based its assessment on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management’s assessment included evaluation of such elements as the design and operating effectiveness of key financial reporting controls, process documentation, accounting policies, and our overall control environment.

We believe the internal controls we have implemented are reasonable. Our principal weakness is that management is represented by only one individual and as such: (i) one individual incurs an obligation or liability and the same person approves payment of that obligation or liability; (ii) estimates and assumptions may not be objective; and (iii) the administration of our controls and procedures are not independent of management. Management is aware of the need for strong internal controls and is utilizing the audit committee of the Board of Directors to review its internal controls on a continuing basis.

Based on our assessment, management has concluded that our internal control over financial reporting was effective, as of September 30, 2009, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with generally accepted accounting principles.

This annual report does not include an attestation report of the company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management's report in this annual report.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rule 15d-15(f) under the Exchange Act) that occurred during the fourth fiscal quarter ended September 30, 2009, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

3

Part IV

ITEM 15. EXHIBITS and Financial Statement Schedules

Exhibits

The following exhibits are included with this report:

Item 31.1

Rule 15d-14(a) Certification by Principal Executive Officer and Principal Financial Officer

SIGNATURE PAGE

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this amended report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ring Energy, Inc.

Date: February 18, 2010

By: /s/ Robert “Steve” Owens

Robert “Steve” Owens, President

4

Ring Energy, Inc.
(formerly Transglobal Mining Corp.)
(a development stage entity)
Balance Sheets

	September 30,
	2009	2008
Assets:
Current Assets:
Cash and cash equivalents	$1,050,915	$87,296
Deposits	1,884	-
Prepaid expenses	1,405	57,228
Total Current Assets	1,054,204	144,524

Office Furniture (net)	7,293	-

Oil and Gas Interest (net)	25,780	-

Other Assets:
Available-for-sale securities	-	1,249,614
Total Other Assets	-	1,249,614

Total Assets	$1,087,277	$1,394,138

Liabilities and Stockholders' Equity:
Current Liabilities:
Accounts payable and accrued liabilities	$136	$941
Oil and gas drilling and operating costs payable	27,613	-
Total Current Liabilities	27,749	941
Total Liabilities	27,749	941

Stockholders' Equity:
Common Stock, $0.001 par value, 75,000,000 shares
authorized, 3,548,200 shares and 3,541,217 shares
issued and outstanding at September 30, 2009 and
2008, respectively	3,548	3,541
Paid-in capital	1,671,741	1,671,748
Accumulated other comprehensive loss	-	(386)
Deficit accumulated during the development stage	(615,761)	(281,706)
Total Stockholders' Equity	1,059,528	1,393,197

Total Liabilities and Stockholders' Equity	$1,087,277	$1,394,138

The accompanying notes are an integral part of these financial statements.

Ring Energy, Inc.
(formerly Transglobal Mining Corp.)
(a development stage entity)
Statements of Operations and Other Comprehensive Loss

			Inception of
			Development
			Stage (July 30,
	For the Year Ended		2004) through
	September 30,		September 30,
	2009	2008	2009
Revenue	$-	$-	$-

General and Administrative Expenses:
Accounting and legal	46,078	38,868	124,563
Advertising and promotion	-	-	49,614
Consulting	51,428	68,572	120,000
Management and director fees	3,000	-	29,400
Transfer agent and filing	5,452	11,153	22,669
Rent	12,000	3,500	15,500
Depreciation	1,099	-	1,099
Other	3,940	1,667	37,774
Total General Administrative Expenses	122,997	123,760	400,619
Loss From Operations	(122,997)	(123,760)	(400,619)

Other Income and (Expense):
Dividend and interest Income	30,802	1,137	31,939
Interest expense	-	(1,455)	(5,221)
Loss on impairment	(241,860)	-	(241,860)
Total Other Income and (Expense)	(211,058)	(318)	(215,142)

Loss Before Income Taxes	(334,055)	(124,078)	(615,761)
Income tax benefit (expense)	-	-	-
Net Loss Before Other Comprehensive Loss	(334,055)	(124,078)	(615,761)

Other Comprehensive Loss:
Unrealized loss on available-for-sale securities	-	(386)	-

Net Loss Applicable to Common Stockholders	$(334,055)	$(124,464)	$(615,761)

Net loss per basic and diluted common share	$(0.09)	$(0.04)
Average number of common
shares outstanding	3,547,664	3,224,310

The accompanying notes are an integral part of these financial statements.

Ring Energy, Inc.
(formerly Transglobal Mining Corp.)
(a development stage entity)
Statements of Stockholders' Equity (Deficit)

					Deficit
					accumulated	Total
				Other	during the	Stockholders'
	Common Stock		Paid-in	comprehensive	development	Equity
	Shares	Amount	Capital	income	stage	(Deficit)
Inception of development
stage, July 30, 2004	-	$-	$-	$-	$-	$-
Common stock issued for
services at $0.0012 per share	1,666,667	1,667	333	-	-	2,000
Net loss for the period
from inception through
September 30, 2005	-	-	-	-	(2,280)	(2,280)

Balance, September 30, 2005	1,666,667	1,667	333	-	(2,280)	(280)
Common stock issued for
cash at $0.024 per share	1,374,550	1,374	31,616	-	-	32,990
Net loss for the year ended
September 30, 2006	-	-	-	-	(28,267)	(28,267)

Balance, September 30, 2006	3,041,217	3,041	31,949	-	(30,547)	4,443
Imputed interest	-	-	3,766	-	-	3,766
Contributed capital	-	-	60,000	-	-	60,000
Net loss for the year ended
September 30, 2007	-	-	-	-	(127,081)	(127,081)

Balance, September 30, 2007	3,041,217	3,041	95,715	-	(157,628)	(58,872)
Imputed interest	-	-	1,455	-	-	1,455
Forgiveness of related party
payable	-	-	75,078	-	-	75,078
Common stock issued for
cash at $3.00 per share	500,000	500	1,499,500	-	-	1,500,000
Unrealized comprehensive
loss at September 30, 2008	-	-	-	(386)	-	(386)
Net loss for the year ended
September 30, 2008	-	-	-	-	(124,078)	(124,078)

Balance, September 30, 2008	3,541,217	3,541	1,671,748	(386)	(281,706)	1,393,197
Common stock issued resulting
from a 1 for 18 reverse stock
split	6,983	7	(7)	-	-	-
Net loss for the year ended
September 30, 2009	-	-	-	386	(334,055)	(333,669)

Balance, September 30, 2009	3,548,200	$3,548	$1,671,741	$-	$(615,761)	$1,059,528

The accompanying notes are an integral part of these financial statements.

Ring Energy, Inc.
(formerly Transglobal Mining Corp.)
(a development stage entity)
Statements of Cash Flows

			Inception of
			Development
			Stage (July 30,
	For the Year Ended		2004) through
	September 30,		September 30,
	2009	2008	2009
Cash Flows from Operating Activities:
Net loss before other comprehensive loss	$(334,055)	$(124,078)	$(615,761)
Adjustments to reconcile net loss to cash used by
operating activities:
Depreciation expense	1,099	-	1,099
Write-off of website costs	-	-	7,917
Management fees	-	-	2,000
Interest expense	-	1,455	5,221
Other comprehensive income	386	-	-
Loss on impairment	241,860	-	241,860
Changes in working capital balances
related to operations:
(Increase) decrease in prepaid expense	55,823	(57,228)	(1,734)
(Increase) decrease in deposits	(1,884)	-	(1,000)
Increase (decrease) in accounts payable and
accrued liabilities	(805)	(1,865)	(805)
Increase (decrease) in drilling costs payable	27,613	-	27,613
Net Cash Flows Provided (Used) by Operating Activities	(9,963)	(181,716)	(333,590)

Cash Flows from Investing Activities:
Website costs	-	-	(7,917)
Available for sale investments	1,249,614	(1,250,000)	386
Acquisition of office furniture	(8,392)	-	(8,392)
Acquisition of oil and gas interests	(267,640)	-	(267,640)
Net Cash Flows Provided (Used) by Investing Activities	973,582	(1,250,000)	(283,563)

Cash Flows from Financing Activities:
Proceeds from related party payables	-	45,713	102,513
Payments on related party payables	-	(27,435)	(27,435)
Issuance of common stock	-	1,500,000	1,592,990
Stock subscription	-	-	-
Net Cash Flows Provided by Financing Activities	-	1,518,278	1,668,068

Net Increase (Decrease) in Cash and Cash Equivalents	963,619	86,562	1,050,915
Cash and cash equivalents at beginning of period	87,296	734	-
Cash and Cash Equivalents at End of Period	$1,050,915	$87,296	$1,050,915

The accompanying notes are an integral part of these financial statements.

Ring Energy, Inc.
(formerly Transglobal Mining Corp.)
(a development stage entity)
Statements of Cash Flows (Continued)

			Inception of
			Development
			Stage (July 30,
	For the Year Ended		2004) through
	September 30,		September 30,
	2009	2008	2009
Supplemental Disclosures of Cash Flow Information:
Cash paid for:
Interest	$-	$-	$-
Taxes	$-	$-	$-

Non-cash Investing and Financing Activities:
Equity issued as compensation	$-	$-	$2,000
Imputed interest	$-	$1,455	$5,221
Forgiveness of related party payable	$-	$75,078	$75,078

The accompanying notes are an integral part of these financial statements.

Ring Energy, Inc.

(formerly Transglobal Mining, Inc.)

(a development stage entity)

Notes to Financial Statements

September 30, 2009 and 2008

Note 1: Organization and Summary of Significant Accounting Policies

Organization – Ring Energy, Inc. (the “Company”) was incorporated in the State of Nevada on July 30, 2004 as Blanca Corporation and subsequently changed its name to Transglobal Mining Corp. During March 2008, the name was changed to Ring Energy, Inc. Since its inception the Company has been engaged in various aspects of the extractive industry and currently has a 25% non-operating working interest (18 ¾% net revenue interest) in an oil and gas lease comprising 440 total acres located in Howard County, Texas (the “Prospect”). The Company has completed one well on the Prospect; however, production had not commenced as of September 30, 2009.

Development Stage Entity – The Company is considered a development stage entity because it has not realized any revenue from its operating activities. During the year ended September 30, 2009, the Company had a net loss of approximately $334,000 and used approximately $276,000 of cash in its operations and acquisition activities. At September 30, 2009 the Company’s cash and cash equivalents are $1,051,000 and its current liabilities are approximately $28,000.

Reclassification – A reclassification to the September 30, 2008 financial statement presentation has been made to correspond to the current year's format. This reclassification represents a stock subscription in the amount of $60,000 that did not require the issuance of additional shares of the Company’s common stock nor the repayment of any amounts previously received and was therefore reclassified as an increase to the Paid-in capital account. The total net income and equity remained unchanged as a result of this reclassification.

Cash and Cash Equivalents – The Company considers all highly liquid financial instruments with original maturities of three months or less to be cash equivalents. The carrying value approximates the fair value of these financial instruments. During the year ended September 30, 2008, the Company held available-for-sale securities with maturities that exceeded three months. The unrealized comprehensive loss for the year ended September 30, 2008 was recognized during the year ended September 30, 2009 as a part of dividend and interest income. All cash deposits are held in one financial institution in amounts over $250,000 and are not federally insured.

Fair Value Accounting – The carrying amounts reported in the balance sheets for Cash and cash equivalents, Deposits, Prepaid Expenses and all components of Total Current Liabilities approximate fair value due to the immediate or short-term maturity of the instruments comprising these items. The Company utilized Level 1 inputs to value the aforementioned assets and liabilities at September 30, 2009. The following table sets forth the changes that have occurred during the year ended September 30, 2009 with respect to accounts effected by fair value accounting:

	Cash and cash equivalents	Deposits	Prepaid expenses	Available for-sale securities	Total Current Liabilities	Accumulated Other Comprehensive loss
Balance, September 30, 2008	$87,296	$-	$57,228	$1,249,614	$941	$(386)
Increases resulting from operations	-	-	405	-	26,808	-
Decreases resulting from operations	(310,497)	(2,700)	(51,528)	-	-	-
Sale of available-for-sale securities and recognition of income	-	-	-	(1,249,614)	-	386
Purchase of cash equivalent financial instruments	1,275,000	-	-	-	-	-
Reclassifications	(884)	4,584	(4,700)	-	-	-
Balance, September 30, 2009	$1,050,915	$1,884	$1,405	$-	$27,749	$-

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Oil and Gas Properties – The Company utilizes the full cost method of accounting for oil and gas properties. Under this method all costs associated with acquisition, exploration, and development of oil and gas properties, including equipping of productive wells, are capitalized and are subject to amortization and/or impairment. During the quarter ended September 30, 2009, the Company drilled one well on the Prospect and upon commencement of production, will amortize the costs associated with this well on the unit-of-production method. If estimated future net cash flows from production arising from this well are not sufficient to recover the Company’s cost, an impairment will be recognized (See Note 7: Subsequent Events).

Depreciation – The Company maintains office furniture at its corporate office that is recorded at cost and depreciated using the straight-line method over a seven year period. Depreciation of $1,099 and $0.00 was recorded for the years ended September 30, 2009 and 2008, respectively.

Net Loss per Basic and Diluted Common Share – The computation of net loss per basic and diluted common share is based on the weighted average number of shares outstanding during the periods presented. No potentially dilutive securities or derivative instruments are outstanding.

Major Customers – The Company has entered into an agreement with the operator of the Prospect to allow them the exclusive right to develop the Prospect and to dispose of any oil or gas derived there from. At September 30, 2009, the Company has not derived any revenue from the Prospect.

Income Taxes – The Company follows the provisions of uncertain tax positions as addressed in FASB ASC 740-10-65-1 and uses the asset and liability method of accounting for income taxes. Under this method deferred tax assets and liabilities are determined based on differences between financial reporting and the tax bases of assets and liabilities and are measured using enacted tax rates to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. An allowance against deferred tax assets is recorded when it is more likely than not that such tax benefits will not be realized.

New Accounting Pronouncements – The Financial Accounting Standards Board established Accounting Standards Codification (the “Codification”) commencing on July 1, 2009, as the source of authoritative United States Generally Accepted Accounting Principles (“GAAP”) to be applied by nongovernmental entities. The Codification does not necessarily change GAAP, but literature excluded from the Codification will not be considered authoritative. The Codification is effective for financial statements issued for periods ending after September 15, 2009. The Company is in compliance with the Codification.

The Company implemented FASB ASC 855-10-50 with respect to subsequent events as of September 30, 2009. This standard establishes general standards of accounting for and disclosures of events that occurred after the balance sheet date but before the financial statements were issued.

Note 2: Oil and Gas Interests

The Company acquired its interest in the Prospect during 2009 for $35,750 and a commitment to participate in the drilling of an initial test well. The Company’s share of the costs for the initial test well was $231,890 through September 30, 2009. Additional costs will be incurred to complete the well. Upon commencement of production, the Company will amortize the remaining unimpaired costs on the unit-of-production method (see Note 7: Subsequent Events).

Note 3: Common Stock

Since its inception the Company has forward split its common stock on a basis of 15 for 1 and reverse split its common stock on a basis of 1 for 18 (collectively the “Post Split Stock”). During 2008 the net effect of these stock splits were reflected on the Company’s Statement of Stockholders’ Equity (Deficit) by the issuance of 6,983 shares of Post Split Stock. This resulted in an increase in the Common Stock classification by $7 and a decrease in the Paid-in capital classification by the same amount. The Statement of Stockholders’ Equity (Deficit) has been restated to reflect the Post Split Stock for all common stock transactions retroactively.

During 2008 the Company issued 500,000 shares of its Post Split Stock to a limited number of individuals for total consideration of $1,500,000 or $3.00 per share.

Note 4: Available-for-sale Securities

Included in Other Assets at September 30, 2008, are Available-for-sale securities that subsequently matured. The Available-for-sale securities represented debt instruments and matured during 2009, at which time the Company recognized no loss or gain, but recognized interest and dividend income. The following summarizes the aggregate market value, cost, gross unrealized holding losses and income tax effect of the Available-for-sale securities at September 30, 2008:

Market value	$1,249,614
Cost	1,250,000
Gross unrealized loss	(386)
Income tax effect	-
Net unrealized loss	(386)

Unrealized holding gain and losses for Available-for-sale securities are excluded from earnings and reported in other comprehensive income until realized.

Note 5: Related Party Transactions

The Company’s executive office in Redlands, California, comprised of approximately 600 square feet is being leased on a month-to-month basis from a stockholder of the Company at a rate of $1,000 per month. A $1,000 deposit was paid at the commencement of the lease. Total rent expense paid was $12,000 and $3,500 for the year ended September 30, 2009 and 2008, respectively.

During the year ended September 30, 2008, two related parties forgave the amounts due them by the Company totaling $75,078 and Paid-in capital was increased accordingly. During this same period of time the Company received loans from related parties for a total of $27,000, which amounts were repaid by the Company. These loans were unsecured, non-interest bearing and had no specific terms for repayment.

During the years ended September 30, 2008 and 2007 the Company recorded imputed interest expense of $1,455 and $3,766 at an interest rate of 10% payable to a former director of the Company and Paid-in capital was increased accordingly.

Note 6: Income Taxes

The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to pretax income from continuing operations for the year ended September 30, 2008 due to imputed interest with the following effect:

	2009	2008
Book income	$(334,055)	$(48,390)
Imputed interest	-0-	567
Valuation allowance	(334,055)	(47,823)

At September 30, 2009, the Company has a net operating loss carry forward of approximately $608,500 that expires if unused from 2010 through 2029 and a deferred tax asset in the amount of approximately $91,300. No tax benefit has been reported in the financial statements since the potential tax benefit is offset by a valuation allowance of approximately the same amount. The Company follows the provisions of uncertain tax positions as addressed in FASB ASC 740-10-65-1. The Company recognized no increase in the liability for unrecognized tax benefits.

The Company has no tax position at September 30, 2009 and 2008 for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. The Company did not recognize any accrued interest related to unrecognized tax benefits or operating expenses as a result of penalties, during the periods presented.

Note 7: Subsequent Events

Oil and Gas Operating Activities – The Company evaluated all events and transactions that occurred after September 30, 2009 through December 23, 2009, the date the Company issued these financial statements. Subsequent to September 30, 2009, the Company completed the test well on the Prospect and commenced production of oil and gas. The operator of the Prospect has entered into a fixed price gas purchase contract and an oil purchase agreement based on the spot price of oil at the time the oil is removed from tanks located on the Prospect. The Company has not undertaken any hedging activities with respect to its share of oil and gas production. During the first quarter of 2010, the Company determined the carrying value of its oil and gas interest was impaired. Approximately $242,000 of the costs incurred through September 30, 2009 and $20,000 incurred during the first quarter of 2010 were expensed as an impairment loss. Thus, the Company’s estimated basis at December 23, 2009, that will be used to amortize its cost on the unit-of-production method is $25,780. It was determined that the impaired condition of the oil and gas interest existed at the balance sheet date, and as such the Company included the impairment adjustment in the financial statements of September 30, 2009. The Company will continue to assess the Prospect for impairment in the future.

Exhibit 31.1

Certification

I, Robert “Steve” Owens, certify that:

1.

I have reviewed this annual report on Form 10-K of Ring Energy, Inc. for the period ended September 30, 2009;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.

The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a–15(e) and 15d–15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a–15(f) and 15d–15(f)) for the registrant and have:

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)

Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)

Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.

The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)

Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: February 18, 2010

/s/ Robert “Steve” Owens

Robert “Steve” Owens, President

(Principal Executive Officer and Principal

Financial Officer)

1